

August 30, 2010

By facsimile to (310) 208-1154 and U.S. Mail

Mr. Jianhua Lv
Chairman, President and Chief Executive Officer
SinoCoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road, 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhua District
Pingdingshan, Henan Province, People's Republic of China 4670000

Re: SinoCoking Coal and Coke Chemical Industries, Inc.
       Pre-effective Amendment 2 to Registration Statement on Form S-1
       Filed August 25, 2010
       File No. 333-166720

Dear Mr. Lv:

    We reviewed the filing and have the comment below.

General

1. Please be advised that if you seek effectiveness before providing updated annual
   audited financial statements, you should comply with each of the following in your
   next amendment:

   • Demonstrate and confirm to us that you meet each of the requirements of Rule
     8-08(b) of Regulation S-X.

   • Provide a recent developments section that summarizes and discusses the
     results of your recently completed quarter.

Closing

    As appropriate, please amend your registration statement in response to the
comment. You may wish to provide us marked courtesy copies of the filing to expedite
our review. Please furnish a cover letter tagged as correspondence with your amendment
that keys your response to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after review of your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on accounting comments to Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768. You may direct questions on other comments and disclosure issues to Edward M.

Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Kevin K. Leung, Esq.
        Edgar Park, Esq.
        Dominador Tolentino, Esq.
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, CA 90024